Press release
For immediate release
May 22 2008

The Coulon JV Project Still Very Fertile at Depth With Drill Intersections Grading 5.1% Zn, 1.72% Cu and 54.21 g/t Ag/22m (Lens 08) and 6.39% Zn, 1.50% Cu, 20.92 g/t Ag/11.6m (LENS 9-25)

Lens 08W Confirmed by Additional Drill Holes
Virginia Mines Inc. ("Virginia")(TSX:VGQ) is pleased to report new results of its winter 2008 drilling program on the Coulon JV property (50% Virginia - 50% Breakwater Resources Ltd), located 15km north of the Fontanges airport, Quebec middle-north. The exploration program also includes a large ground InfiniTEM survey as well as borehole InfiniTEM surveys.

New results come from four new deep holes and four previous holes that were extended in the area of lenses 9-25, 08 and 08W as well as thirteen new holes testing various geological and geophysical targets outside of this area of interest.

LENS 9-25 YIELDS 6.39% Zn, 1.5% Cu, 20.92 g/t Ag / 11.6m AT A DEPTH OF OVER 600m
Four new holes tested lens 9-25 during the recent period (longitudinal 9-25). Hole CN-08-144 confirmed the continuity of lens 9-25 at a vertical depth of over 600m with a massive sulphide intersection grading 6.39% Zn, 1.5% Cu, 20.92 g/t Ag / 11.6m. This intersection is the deepest obtained to date in lens 9-25 and prolongs by more than 60m the vertical extension of the mineralization at depth. The massive sulphide mineralization is followed in this drill hole by a large zone of alteration (more than 80m thick), which yielded values of up to 8.51% Zn, 0.32% Cu, 10.09 g/t Ag/2.75m. Hole CN-08-138D also crosscut lens 9-25 with a massive sulphide intersection grading 8.17% Zn, 0.68% Cu and 13.18 g/t Ag / 3.1m, at a vertical depth of 575m. This intersection extends by 60m to the north the mineralization of lens 9-25. The two other drill holes testing lens 9-25 did not intercept massive sulphide mineralization. Hole CN-08-145C crosscut a plurimetric altered zone with disseminated sulphides at a vertical depth of 375m, at the upper margin of the mineralized lens. Hole CN-08-139 did not intercept any mineralization or alteration and has probably passed under the mineralized envelope that seems to plunge to the north. Lens 9-25 has a north-south general orientation and is dipping (85 degrees) to the west. The lens is now confirmed over more than 275m laterally and nearly 450m vertically and it remains open at depth. Lens 9-25 will be the object of additional drilling throughout 2008.

LENS 08 YIELDS 5.1% Zn, 1.72% Cu and 54.21 g/t Ag / 22m
During the recent period, three previous holes (CN-05-26, CN-05-35 and CN-07-60) were extended and three new holes (CN-08-138D, CN-08-144 and CN-08-145C) were completed to test lens 08 at vertical depths of 450 to 750m (longitudinal 44/08). Best results came from hole CN-07-60 which intersected a large zone of massive sulphides grading 5.1 % Zn, 1.72 % Cu and 54.21 g/t Ag / 22m, including a richer interval grading 7.23 % Zn, 1.97 % Cu and 75.52 g/t Ag / 10m. A second zone of massive sulphides located close to the main one yielded 6.90 % Zn, 1.26 % Cu and 65.99 g/t Ag / 3.45m. These results confirm an important thickening of lens 08 in its southern part as also shown by holes CN-07-53B and CN-07-67 (previously announced). Hole CN-05-26 intersected five closely spaced massive sulphide zones, the best ones grading 4.62 % Zn, 0.43 % Cu and 27.92 g/t Ag / 5m, 3.81 % Zn, 0.64 % Cu and 29.88 g/t Ag / 4m and 6.82 % Zn, 0.54 % Cu and 30.2 g/t Ag / 2.25m. Hole CN-08-144 crosscut at a vertical depth of 750m a zone of alteration and disseminated sulphides which returned sub-economic values over 3.3m. The three holes testing the extension of lens 08 to the north have not intersected significant mineralization. Hole CN-08-145C intersected a metric wide zone of massive pyrrhotite while holes CN-05-35 and CN-08-138D essentially intersected barren alteration zones.

Lens 08 has a north-south orientation and is dipping sub-vertically to steeply to the east. Results obtained in recent drilling confirm the continuity of the mineralization over 250m laterally and over more than 500m vertically. Lens 08 remains entirely open at depth and will be the object of additional drilling in 2008.

LENS 08W CONFIRMED BY ADDITIONNAL DRILL HOLES
Recent drilling also confirmed lens 08W with new significant mineralized intersections (longitudinal 08W). Hole CN-05-35 intersected three sulphide zones which graded 10.52% Zn, 1.15% Cu and 21.65 g/t Ag / 2.8m, 4.68 % Zn, 0.7% Cu and 64.48 g/t Ag / 3.3m and 3.19% Zn, 0.46 % Cu and 38.8 g/t Ag / 1.95m respectively. Hole CN-08-138D also intersected a sulphide zone yielding 10.78% Zn, 0.78% Cu and 9.89 g/t Ag/2.75m. Hole CN-08-144 intercepted an intense alteration zone with disseminated sulphides of approximately 20m in thickness while hole CN-08-145C crosscut a semi-massive, pyrite-pyrrhotite horizon. Assay results are pending on these two intersections. Finally hole CN-05-26 did not intersect any alteration or mineralization.

Mineralization and alteration associated with lens 08W are now drill traced over a lateral distance of 200m and to a vertical depth of 300m, hence confirming the emergence of lens 08W as a seventh significant mineralized lens on the Coulon JV project. Lens 08W remains totally open to exploration and will be the object of several additional holes in the next several months.

OTHER DRILL HOLES
In the recent period, 13 other holes were also drilled to evaluate diverse geological and geophysical targets. Holes CN-08-131, 132 and 133 aimed at testing InfiniTEM anomalies in the area of the Jessica showing. The first two holes intercepted alteration zones with disseminated sulphides that yielded anomalous base-metal values while the third hole did not crosscut the favourable contact. Holes CN-08-134 and 135 tested the southwest extension of lens 43. Hole CN-08-134 intercepted an alteration zone with disseminated sulphides and hole CN-08-135 did not crosscut any mineralization. The other eight holes (CN-08-136, 137, 140, 141, 142, 143, 146 and 147) tested diverse geophysical anomalies (InfiniTEM and/or VTEM) between the sectors of the Tension and Spirit showings. In general, these holes intercepted in favourable felsic rocks disseminated to semi-massive sulphide zones (mainly pyrite and pyrrhotite with traces of chalcopyrite and sphalerite) that very well explain the conductors.

Virginia and Breakwater are encouraged by the recent results obtain on the Coulon JV project. Lenses 9-25 and 08 keep yielding very interesting intersections in drilling and both remain open at depth. In addition, the deepest holes confirm the emergence of the new lens 08W as a seventh significant lens with a promising potential. Many interesting regional targets remain unexplained and will be tested in 2008. Virginia and Breakwater will spend a budget of over $20M in 2008. This budget will be used to fund an important drill program that will be carried throughout the year jointly with other work program including ground geophysics, prospecting as well as geological mapping.

New results are reported in the table available at www.virginia.qc.ca. All samples have been analyzed at the certified laboratory ALS Chemex in Val-d'Or.Work is carried out by the personnel of Virginia Mines Inc, under the supervision of Mr. Paul Archer, geological engineer. Mr. Archer is a Qualified Person (as defined by National Instrument 43-101) and has more than 25 years of experience in exploration. Mr. Archer reviewed and approved the content of this press release.

About Virginia
Virginia is among the most active mining exploration companies in Quebec with a working capital of $51,088,315 as of November 30, 2007, and 27,031,110 shares issued and outstanding as of May 20, 2008. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

FOR MORE INFORMATION, PLEASE CONTACT:
Andre Gaumond, President,
Paul Archer, V-P Exploration or
Amelie Laliberte, Investor Relations.

200-116 St-Pierre Québec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports including the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events